Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 29 November 2022

2023 FULL-YEAR GUIDANCE

Woodside has completed a review of its 2023 corporate plan, including cost, production and sales forecasts. As a result, the following guidance is provided.

Capital expenditure

Woodside’s full-year 2023 capital expenditure guidance is US$6.0 – 6.5 billion, assuming no change to current participating interests. The approximate split by activity area is:

Sangomar[1]	~20%
Scarborough[2]	~50%
Gulf of Mexico and Caribbean	~15%
Australia, Corporate and Other[3]	~15%

Production

Woodside’s full-year 2023 production guidance is 180 – 190 million barrels of oil equivalent (MMboe). Key factors influencing this range are:

•	Sangomar Field Development Phase 1 is targeting first oil in late 2023. No credit is taken for any production in 2023.
•	Mad Dog Phase 2 is undergoing commissioning and Woodside assumes for production guidance purposes a start-up in mid-2023.
•	A major turnaround is planned at Pluto LNG in Q2 2023 with an expected duration of approximately four weeks.

[1]	Sangomar at 82% participating interest.
[2]	Scarborough at 100% participating interest; Pluto Train 2 at 51% participating interest.
[3]	Australia, Corporate & Other includes expenditure for new energy.

The approximate split by product type is:

LNG	MMboe	83 – 85
Pipeline gas	MMboe	40 – 42
Crude and condensate	MMboe	50 – 55
Natural gas liquids	MMboe	7 – 8
Total	MMboe	180 –190

In July 2022, Woodside updated its methodology for calculating the barrels of oil equivalent (boe) for its products, applying a single volumetric conversion factor across the entire post-merger portfolio. Natural gas liquids are reported on a liquid volume basis. All gas products are calculated on a volumetric basis with a conversion factor of 5,700 standard cubic feet (scf) per boe. Woodside previously used product-specific conversion factors on an energy basis. BHP Petroleum previously used 6,000 scf per boe.4

The 2023 production guidance using the previous conversion factors would be approximately 6 MMboe higher.

Gas hub exposure

Woodside expects approximately 20-25% of its 2023 produced LNG to be sold at prices linked to gas hub indices.

Investor Briefing Day 2022

Woodside’s Investor Briefing Day 2022 will be held in Sydney, Australia, on Thursday, 1 December 2022, commencing at 09.30 AEDT / 06.30 AWST (16.30 CST on Wednesday, 30 November 2022).

Woodside CEO Meg O’Neill and the executive team will provide an update on the company’s strategy and value proposition.

A live webcast of the event will be available at https://webcast.openbriefing.com/9173/.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull M: +1 (713) 448-0956	Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com
Sarah Peyman M: +61 457 513 249 E: investor@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[4]	Refer to announcement “2022 production guidance recommendation”, 22 July 2022.

Forward looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about Woodside’s expectations and guidance with respect to capital expenditures, production and gas hub exposure for 2023. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; environmental risks; physical risks; project delay or advancement; approvals; fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; inflation and government efforts to reduce inflation; increases in interest rates; and fluctuations in currency exchange rates. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and in Woodside’s filings with the U.S. Securities and Exchange Commission. Further details of the key risks can also be found in the prospectus issued by Woodside in connection with its admission to trading on the London Stock Exchange, available on the Company’s website at https://www.woodside.com/investors. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.